REPAYMENT OF DEBT

This Repayment of Debt Agreement (“Repayment Agreement’’) is entered into and effective as of July 26, 2018 (“Effective Date”) by and between Barfresh Food Group, Inc., a Delaware corporation (“Company”) and Ibex Microcap Fund LLLP (“Holder”) with respect to that certain promissory note issued by Company to Holder in the principal amount of $250,000.00, issued on March 5, 2018 (“Note”).

Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Note.

RECITALS

WHEREAS, Holder wishes to exercise certain warrants to purchase shares of the Company’s common stock and tender payment to Company;

WHEREAS, Holder wishes to tender payment to Company in connection with the exercise of the warrants and Company wishes to use a portion of those proceeds to repay a portion of the amount owed to Holder under the Note; and

WHEREAS,the Company and Holder wish to extend the Maturity Date under the Note;

NOW,THEREFORE, based on the foregoing under the conditions stated below, the parties agree as follows:

AGREEMENT

1.	Company hereby agrees to apply $50,000.00 of the amount due it from Holder pursuant to the exercise of the warrants, as repayment of an equal amount due from Company to Holder under the Note, and Holder agrees to accept same as partial repayment under the Note.

2.	Company and Holder agree to extend the Maturity Date of the Note to December 31, 2018.

IN WITNESS WHEREOF, Company and Holder have executed this Repayment Agreement as of the Effective Date.

BARFRESH FOOD GROUP, INC.		IBEX MICROCAP FUND LLLP

By:	/s/ Riccardo Delle Coste	By:	/s/ Justin Borus
Name:	Riccardo Delle Coste	Name:	Justin Borus
Title:	Chief Executive Officer	Title:	Manager